SERVICE
AGREEMENT

SERVICE AGREEMENT

BETWEEN

BRITISH AIRWAYS Plc whose principal office is at Waterside, Harmondsworth, West Drayton, Middlesex UB7 0GB (“the Company”)

AND

the person whose name and address is set out in paragraph 1 of the First Schedule to this Agreement (the “Employee”).

1.	DEFINITIONS

In this Agreement the following words and expressions shall have the following meanings:

1.1	“Employment Guide”: the Company’s employment handbook containing contractual and non-contractual policies from time to time in force.

1.2

“Associated Company”: in relation to the Company, another firm, company, corporation or organisation which is a subsidiary of, or a holding company of, or a subsidiary of a holding company of the Company or which is an “associate” of the Company within the meaning of Section 435 of the Insolvency Act 1986.

1.3	“Company”: means the Company and/or any Associated Company.

2.	APPOINTMENT & DURATION

2.1

The Company shall employ the Employee and the Employee agrees to act in the capacity described in paragraph 2 of the First Schedule to this Agreement (the “First Schedule”) or in such other capacity in keeping with the Employee’s skills and experience, as the Company may at any time reasonably direct.

2.2	This Agreement shall continue, subject to Clause 17 below, until terminated by either party giving the required period of notice set out in the First Schedule.

2.3	(a)

If notice (when due) is served by the Company in accordance with Clause 2.2, prior to the Employee giving notice of termination, the Employee’s employment will terminate automatically and the Company will pay the Employee in lieu of notice in accordance with the following provisions:

(i)

the Employee will take all reasonable steps to find alternative paid work which is reasonable for him or her to take up given his or her skills, experience and seniority as soon as possible after the termination of his or her employment (whether as an employee, non-executive director, consultant or in any other capacity). The Employee will provide the Company within 14 days of any request with such information about his efforts to find such work, and about any work offered or undertaken as the Company may request. The Employee will provide the Company as soon as reasonably practicable with details of any new work accepted or undertaken and such details relating to salary and benefits in respect of the new employment as are necessary to enable the Company to calculate the sums payable to the Employee under paragraph 2.3(a)(iv);

(ii) within 28 days of the Termination Date the Company will pay to the

Senior Manager Service Agreement

Employee a lump sum in lieu of the first six months of the notice period (the “First Period”). The sum will comprise six months’ basic salary (as at the Termination Date), and the cost to the Company of providing the Employee’s normal pension, car, and private health benefits for the First Period. The Company may opt to continue to provide any of the pension, car or private health benefits during all or part of the First Period instead of making a payment in lieu in respect of that benefit;

(iii)

no payment will be due in respect of the second six months of the notice period (the “Second Period”) unless in the reasonable opinion of the Company the Employee has complied and continues to comply with his or her duties under Paragraph 2.3(a)(i);

(iv)

the payment in lieu of the “Second Period” will be paid in six monthly instalments. The first instalment will be paid at or around the end of the seventh month following the Termination Date and then monthly for the following five months. The sum will comprise basic salary (as at the Termination Date) and the cost to the Company of providing the Employee’s normal pension, car, and private health benefits for that month. The sum due in respect of any month will be reduced by any amount earned by the Employee referable to work done in the relevant month, including salary (or other cash benefits), company car, pension benefits and/or private health benefits or remuneration in respect of any such benefits. The Company may opt to continue to provide any of the pension, car or private health benefits during all or part of the Second Period instead of making a payment in lieu in respect of that benefit. Where the Company exercises this option then the relevant benefit will cease when the Employee is provided with a company car, pension benefits and/or private health benefits (irrespective of their value) as appropriate in respect of his or her new work, or remuneration in respect of any such benefit;

		(v)	any payments made under this Clause 2.3(a) will be paid subject to normal deductions e.g. tax, national insurance and, where appropriate, employee pension contributions; and

		(vi)	the Employee will not be entitled to any payments or benefits in respect of the notice period save as provided in this Clause 2.3(a)

(b)

The Company reserves the right, in its absolute discretion, to terminate the Employee’s employment summarily at any time after the Employee has given notice of termination by making a payment in lieu of notice in accordance with Clause 2.3(a)(i) to (vi) provided that the period in respect of which a payment is due shall be reduced by the amount of time (if any) between the date when the Employee gave notice and the Termination Date. Such reduction shall be applied first to the Second Period and (to the extent that the reduction exceeds 6 months) to the First Period.

	(c)	“Termination Date” for the purposes of this clause means the date on which the Employee’s employment terminates.

3.	COMMENCEMENT

The Employee’s employment under this Agreement will commence on the date set out in paragraph 3 of the First Schedule. The Employee’s period of continuous employment will commence or commenced on the date set out in paragraph 4 of the First Schedule.

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4.	PLACE OF WORK

The Employee will work at such place or places within the United Kingdom or outside the United Kingdom as the Company may from time to time require subject to the Company bearing the Employee’s reasonable moving expenses in accordance with its then current policy for the relocation of senior managers (if any), if the Employee is required to move to and reside at a different location.

5.	DUTIES

5.1

The Employee will devote the whole of his or her time, abilities and attention to his or her duties during normal business hours together with such additional hours as may be reasonably necessary for the proper performance of the Employee’s duties.

5.2	The Employee shall faithfully and diligently perform such duties and shall comply with all of the Company’s rules, regulations, policies and procedures from time to time in force.

5.3	The Employee’s normal working hours are 37.5 per week Monday to Friday and such additional hours (without further remuneration) as are necessary for the proper performance of his or her duties.

5.4

The Employee is required to confirm to the Company whether he or she is working more than 48 hours per week whether under this Agreement and/or by way of additional employment with a third party (if permitted) or howsoever so that the Company can ensure that it complies with time recording requirements (if any) under the WTR or such other relevant legislation, as amended from time to time.

6.	REMUNERATION

6.1

The Company will pay to the Employee the salary specified in the Second Schedule to this Agreement (the “Second Schedule”). The Company will review the salary annually without any guarantee that the salary will be increased.

6.2

The Employee is also entitled to the package of benefits from time to time made generally available to senior management employees at the same level as the Employee on the terms on which those benefits are made generally available, unless varied by individual agreement. A list of the contractual and non-contractual benefits currently available to the Employee are set out in the Second Schedule. The Company may, in its discretion, vary or substitute the terms on which these benefits are provided from time to time or replace them wholly provided that the terms of any varied, substituted or replaced benefits are not less favourable overall.

6.3

Any actual or prospective loss of entitlement to private health insurance does not limit, exclude or prevent the Company from exercising its right to terminate the Employee’s employment in accordance with the termination provisions of this Agreement or any other termination provision applicable to his or her employment and the Company shall not be liable to provide or compensate the Employee for the loss of any such benefit.

6.4

The Company shall be entitled to deduct from the Employee’s salary and any other money payable or reimbursable to the Employee by the Company all sums from time to time owing from the Employee to the Company or the value of any property or materials in the Employee’s possession and control that the Employee has lost or damaged or failed to return at any time.

6.5	The Employee is eligible to participate in each year either:

(a) in such discretionary bonus scheme (if any) as is adopted by or under the authority of the Board Directors for that year in relation to employees of the Company designated as “senior management” or,

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(b) in such discretionary bonus scheme (if any) at the election of the Company as is so adopted in relation to specified employees if the Employee is an employee so specified, in either case subject to such terms and conditions attaching to the scheme as the Company may in its discretion decide and PROVIDED THAT the Company shall be under no obligation to adopt such a bonus scheme in any year.

7.	EXPENSES

7.1

The Company will reimburse to the Employee (against receipts or other satisfactory evidence) all reasonable business expenses properly and necessarily incurred by him or her in the course of Employment, subject to the Employee’s compliance with the relevant Employment Guide policy and/or other rule or policy relating to expenses.

8.	HOLIDAY

8.1

In addition to bank and other public holidays declared in the UK the Employee is entitled in every holiday year (1 April in any one year to 31 March in the following year) to 26 working days’ paid holiday to be taken at such time or times as may be approved by the Company.

8.2

Holiday entitlement for one holiday year cannot be taken in subsequent holiday years unless approved by the Company in circumstances where the Employee was prevented from taking leave during the previous holiday year owing to the requirements of the Company.

8.3

In the holiday year in which employment commences or terminates the entitlement to holiday shall be pro rated. For the holiday year during which the Employee’s employment under this Agreement commences the Employee is entitled to 2.16 days for each completed month worked in that year.

8.4

On the termination of his or her employment the Employee shall be entitled to pay in lieu of outstanding holiday entitlement or be required to repay to the Company any pay received for holiday taken in excess of his or her actual entitlement. The basis for payment and repayment shall be 1/260 of the Employee’s basic salary.

8.5	The Company reserves the right to require the Employee to take all or part of any outstanding holiday during any notice period.

9.	SICKNESS ABSENCE

9.1

The Employee must comply with all Company rules and policies about sickness absence notification. If the Employee fails to comply with rules/policies that apply to him or her, the Company reserves the right to withhold any sick pay to which the Employee may otherwise be entitled.

9.2

The Company will continue to pay the Employee’s basic salary when you the Employee is off sick for the following periods in any one “Benefit Year” or consecutive period of sickness absence, whichever is the greater:

Length of Continuous Service	Sick Pay

up to 3 months	nil

after 3 months and up to 6 months	6 weeks

after 6 months and up to 9 months	7 weeks

after 9 months and up to 24 months	8 weeks

after 24 months and up to 36 months	13 weeks

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after 3+ years	26 weeks

The Benefit Year starts at the beginning of each new tax year (currently 6 April).

9.3

Company sick pay includes any statutory sick pay to which the Employee may be entitled and will be reduced by the amount of any Social Security benefit recoverable by the Employee (whether or not recovered) in respect of his or her illness or injury.

9.4

The Company reserves the right to require the Employee to undergo a medical examination by British Airways Health Services (BAHS) or any other doctor nominated by it. The Employee hereby authorises BAHS or any doctor involved in the medical examination to disclose and discuss with the Company and its medical advisers the result of any medical examination or tests.

10.	COMPETITION

The Employee shall not during his or her employment without the prior written consent of the Company:

10.1

either alone or jointly with or on behalf of others and whether directly or indirectly and whether as principal, partner, agent, shareholder, director, employee or otherwise howsoever engage in, carry on or be employed, interested or concerned in any trade, profession or business;

10.2	hold any office in any company or other body whether incorporated or unincorporated; or

10.3	engage in any other activity which, in the reasonable opinion of the Company, may interfere, conflict or compete with the proper performance of his or her duties

PROVIDED THAT nothing in this Clause shall preclude the Employee from holding or acquiring directly or indirectly not more than 1% in nominal value of the issued shares or other securities of any class of any other company which is listed or dealt in on any recognised stock exchange by way of bona fide investment only.

11.	COMPLIANCE WITH COMPANY & OTHER REGULATIONS

The Employee shall at all times comply with any Company regulations in force from time to time in relation to dealing in securities and with all rules of law (including the Company Securities Insider Dealing Act 1985) and any relevant regulations of The International Stock Exchange of the United Kingdom and Republic of Ireland relating to dealings in shares, debentures and other securities of the Company or unpublished price sensitive information affecting the securities of any other company. In relation to overseas dealings the Employee shall also comply with all laws of the territory and all regulations of the stock exchange, market or dealing system in which such dealings take place.

The Employee shall comply at all times with the Code of Business Conduct and Ethics, from time to time in force, applicable to their duties. The Employee shall take all reasonable steps to ensure that internal controls are effective and that Corporate and Finance Standing Instructions are complied with in the part of the business (if any) for which they have responsibility.

12.	PUBLIC STATEMENTS

The Employee shall not during his or her employment or after its termination make any untrue or misleading statement about the Company or any of its or their employees or officers.

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13.	OPTIONS OF THE COMPANY

13.1

If notice is served by the Employee to terminate this Agreement or the Employee seeks to resign without giving notice, the Company may, at its discretion and in relation to all or any part of the notice period require the Employee:

	(a)	not to attend his or her place of work or any other premises of the Company during the notice period;

	(b)	to resign with immediately from any offices he or she may hold in the Company;

	(c)	not to carry out his or her duties and responsibilities under this Agreement during the notice period or to substitute his or her duties and carry out other duties or special project work instead;

	(d)	to return to the Company all documents and other materials belonging to the Company; and

	(e)	not to communicate with customers, employees or officers of the Company

PROVIDED that the Company continues to pay the Employee his or her salary and contractual benefits to which he or she is entitled under this Agreement during any such period.

14.	CONFIDENTIALITY

14.1

During the Employee’s employment with the Company and at all times after termination of employment, the Employee shall not, other than in the proper course of his or her duties, use (for any purpose whatsoever), disclose or publish to any person, firm, company, association or other organisation or negligently cause any unauthorised disclosure or publication of any information of a confidential or secret nature which he or she may acquire in the course of his or her employment by the Company (including without limitation trade secrets, know-how, inventions, designs, processes, formulae, notations, improvements and financial information) concerning the affairs or business or products or services of the Company or of any of their predecessors in business or of any third party to whom the Company is under an obligation of confidence such as suppliers, agents, distributors, employees, officers or customers.

14.2	This Clause shall not apply to information or knowledge which might come into the public domain other than in consequence of the Employee’s default or to any disclosures required by law.

14.3	Without prejudice to Clause 14.1, the following are examples of confidential information which must be kept secret:

	(a)	Unpublished price sensitive information relating to securities listed on a Stock Exchange;

	(b)	Lists of customers or agents and details of contracts with customers or agents;

(c)

Business strategies including those relating to alliances and joint ventures, product development, pricing and marketing, budgets, financial reports, pricing structures and pricing lists, scheduling and route planning;

	(d)	Lists of suppliers and details of contracts with suppliers;

	(e)	Information supplied in confidence by third parties;

	(f)	Technical information relating to the operation of the Company’s business;

	(g)	Source codes and computer systems and software;

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	(h)	Personnel information including any professional information regarding employees, officers and consultants engaged or employed by the Company;

(i)

Any document marked “confidential” or “BA sensitive” (or similar) or any information which the Employee has been told is confidential or which he or she might reasonably expect the Company would regard as confidential.

This list is not exhaustive.

15.	INTELLECTUAL PROPERTY, INVENTIONS AND PATENTS

15.1

The Employee acknowledges that all records, documents, papers (including copies and summaries) and any other intellectual property and related rights (“Works”) made or acquired by the Employee in the course of his or her employment shall, together with all the worldwide right and title and interest in the Works, be and at all times remain the absolute property of the Company.

15.2

The Employee and the Company acknowledge the provisions of Sections 39 to 42 of the Patents Act 1977 (“the Act”) relating to the ownership of employees’ inventions and the compensation of employees for certain inventions respectively. If the Employee makes any inventions that do not belong to the Company under the Act, he or she agrees that he or she will forthwith license or assign (as determined by the Company) his or her rights in relation to such inventions and will deliver to the Company all documents and other material relating to them. The Company will pay to the Employee such compensation for the licence or assignment as the Company will determine in its absolute discretion, subject to Section 40 of the Act.

16.	POST TERMINATION RESTRICTIVE COVENANTS

16.1

The Employee recognises that, whilst performing his or her duties for the Company, he or she will have access to and come into contact with trade secrets and confidential information belonging to the Company and will obtain personal knowledge of and influence over its or their customers, suppliers and/or employees. The Employee therefore agrees that the restrictions contained or referred to in Clauses 14 and 16 are reasonable and necessary to protect the legitimate business interests of the Company both during and after the termination of his or her employment.

16.2

The Employee agrees that he or she shall not, for a period of 6 months immediately following the Termination Date, either alone or jointly with, or on behalf of any other person, firm, company or organisation, directly or indirectly, whether as an employee, consultant, agent or in any capacity whatsoever, in competition with the Company or Relevant Associated Company;

	(a)	be employed or engaged in; or

	(b)	provide services to; or

	(c)	be otherwise concerned with

a Restricted Business.

16.3

The Employee agrees that he or she shall not, for a period of 6 months immediately following the Termination Date, either alone or jointly with or on behalf of any other person, firm, company or organisation, directly or indirectly, whether as an employee, consultant, agent or in any capacity whatsoever in competition with that part or parts of the Company or any Relevant Associated Company with which the Employee was substantially involved or concerned or for which the Employee was responsible within a twelve month period prior to the Termination Date:

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	(a)	canvass or solicit the custom of; or

	(b)	procure or assist the canvassing or soliciting of the custom of; or

	(c)	transact or otherwise deal with (or procure or assist the same)

any Customer or any Prospective Customer in respect of any Services or Goods.

16.4

The Employee agrees that he or she shall not, for a period of 6 months immediately following the Termination Date, either alone or jointly with or on behalf of any other person, firm, company or organisation, directly or indirectly, whether as an employee, consultant, agent or in any capacity whatsoever in competition with the Company or any Relevant Associated Company:

	(a)	offer employment to or employ or offer or conclude any contract for services with or solicit the employment or engagement of; or

	(b)	procure or assist any third party so to offer, employ, engage or solicit any Key Person (whether or not such person would commit any breach of his or her contract with the Company or any Relevant Associated Company) unless such Key Person had ceased to be employed or engaged by the Company or any Relevant Associated Company (as the case may be) more than 3 months previously.

16.5

The Employee agrees that he or she shall not, for a period of 6 months immediately following the Termination Date, either alone or jointly with or on behalf of any other person, firm, company or organisation, directly or indirectly, whether as an employee, consultant, agent or in any capacity whatsoever, in relation to any contract or arrangement which the Company has with any Supplier for the exclusive supply of Services and Goods to the Company and any Relevant Associated Company for the duration of such contract or arrangement:

	(a)	interfere or seek to interfere with the continuance of supplies to the Company by any Supplier; or

(b)

do or say anything likely or calculated to lead any person, firm or company to withdraw from or cease to continue supplying Services or Goods to the Company or any Relevant Associated Company or offering to the Company or any Relevant Associated Company any rights of purchase, sale or agency then enjoyed by it.

16.6

Each of the obligations on the Employee contained in the above provisions of this Clause constitutes an entirely separate and independent restriction on the Employee notwithstanding that they may be contained in the same sub-clause, paragraph, sentence or phrase and if any obligation is held to be unenforceable by any court of competent jurisdiction then such unenforceability shall not affect the enforceability of the remaining covenants.

16.7

This Clause shall not preclude the Employee from holding or acquiring directly or indirectly not more than 1% in nominal value of the issued shares or other securities of any class of any other company which are listed or dealt in on any recognised stock exchange or by way of bona fide investment only.

16.8	The periods of restriction referred to in sub-Clauses 16.2 - 16.5 shall be reduced by the amount of time (if any) during which the Employee is on Garden Leave pursuant to Clause 13.

16.9	For the purposes of this Clause the following words and expressions shall have the following meanings:

	(a)	“the Termination Date” : the date on which the Employee’s employment with the Company terminates for whatever reason;

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(b)	“Relevant Associated Company”: an Associated Company to which the Employee has rendered substantial services in the period of twelve months immediately prior to the Termination Date;

(c)

“Restricted Business”: that part or parts of an airline operation or travel business which competes or compete with that part of or parts of the business of the Company or any Relevant Associated Company with which the Employee was substantially involved or concerned or for which the Employee was responsible within a twelve month period prior to the Termination Date and where such involvement, concern or responsibility was limited wholly or principally to certain air routes or a certain geographical area or areas the Restricted Business shall only comprise that part or parts of an airline operation or travel business which relates or relate to such air routes or such geographical area or areas;

(d)

“Services and Goods”: any services and goods of a kind sold or supplied by the Company or any Relevant Associated Company in the period of twelve months immediately prior to the Termination Date and with which the Employee was substantially concerned or for which he or she was responsible;

(e)

“Customer”: any person, firm or company who at any time during the period of twelve months immediately prior to the Termination Date was a customer or client of the Company or any Relevant Associated Company being a person, firm or company with whom the Employee dealt personally or had material contact on behalf of the Company or any Relevant Associated Company or for whose account the Employee had overall responsibility during the said twelve month period;

(f)

“Prospective Customer”: any, person, firm or company who has been engaged in negotiations with the Company or Relevant Associated Company with a view to purchasing or contracting in relation to Services or Goods supplied by the Company or Relevant Associated Company in the period of twelve months prior to the Termination Date being a person, firm or Company with whom the Employee personally dealt on behalf of the Company or any Relevant Associated Company during the said period of twelve months;

(g)	“Key Person”: a person who is or was at any time during the twelve months immediately preceding the Termination Date:

	(i)	employed or engaged as an employee, director or consultant of the Company or Relevant Associated Company; and

	(ii)	a person with whom the Employee personally dealt during his employment by the Company; and

	(iii)	employed in the capacity of Manager or in a more senior capacity.

(h)	“Supplier”: any person, firm or company who

	(i)	at any time during the period of twelve months immediately prior to the Termination Date was a supplier of goods or services to the Company or any Relevant Associated Company; or

	(ii)	has agreed prior to the Termination Date to supply goods or services to the Company to commence at any time in the twelve months following the Termination Date; or

(iii)

as at the Termination Date, supplies goods or services to the Company under an exclusive contract or arrangement between the supplier and the Company being a person, firm or company with whom the Employee personally dealt on

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behalf of the Company or any Relevant Associated Company or for whose account the Employee had overall responsibility.

17.	TERMINATION

17.1	The Company may terminate this Agreement with immediate effect (without notice, or pay in lieu of notice) if the Employee:

	(a)	is incapacitated from any cause whatsoever from efficiently performing his or her duties hereunder for 130 working days in aggregate in any period of twelve months; or

	(b)	becomes bankrupt or makes any arrangement or composition with or for the benefit of his or her creditors; or

	(c)	materially and consistently fails to perform his or her duties to the standard reasonably required by the Company; or

	(d)	commits any act of dishonesty whether relating to the Company or any of its or their employees or otherwise; or

(e)

is guilty of any misconduct or gross incompetence or commits any serious or persistent breach of any of his or her obligations to the Company (whether under this Agreement or otherwise) or refuses or neglects to comply with his or her duties or any lawful orders or directions given to him or her by the Company; or

	(f)	acts in any manner which brings or might bring him or her or the Company into disrepute or prejudices the interests of the Company; or

(g)

is convicted of any criminal offence (excluding an offence under the road traffic legislation in the United Kingdom or elsewhere for which he or she is not sentenced to any term of imprisonment whether immediate or suspended); or

	(h)	is prohibited or disqualified from holding any offices which he or she holds in the Company or shall resign from any such office without the prior written consent of a member of the Board; or

(i)

has been offered but has refused to agree to the transfer of this Agreement by way of novation to a person, firm or company which has acquired the undertaking or part of the undertaking in which he or she is then working.

Any delay by the Company in exercising such right to termination shall not constitute a waiver of such right.

17.2

This Agreement shall automatically terminate, if not terminated earlier, at the end of the month in which the Employee reaches the age of 63 years, which is the normal and contractual retirement age for senior managers.

17.3	On the termination of the Employee’s employment for whatever reason or on the Company exercising its rights under Clause 13, the Employee will:

(a)

immediately resign from all offices he or she holds in the Company and from all other appointments or offices which he or she holds as nominee or representative of the Company without claim for compensation; and

(b)

deliver to the Company forthwith all documents, (including copies), and all keys, credit cards, books, materials and other property of or relating to the Company (including without limitation all documents prepared by him or her or which may have come into

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his or her possession in the course of his or her employment hereunder) then in his or her possession.

17.4

After the termination of the Employee’s employment he or her she shall not at any time represent himself or herself as being in any way connected with or interested in the business of or employed by the Company; or use for trade or other purposes the Company or any name capable of confusion therewith.

17.5

The termination of the Employee’s employment under this Agreement for whatever reason shall not affect those terms of this Agreement that are expressed to have effect after this Agreement has terminated and shall be without prejudice to any accrued rights or remedies of the parties.

18.	PENSION

(a)

If the employee is at the time of this agreement a contributing member of the Airways Pension Scheme or the New Airways Pension Scheme (as the case may be “the Scheme”), the Employee may continue to be a member of the Scheme of which he or she is a member during the continuance of this agreement. Where the Employee continues to be a member of the Scheme employees’ contributions in accordance with the rules of the Scheme will be deducted each month from the Employee’s salary and paid to the trustees of the Scheme and the Employee will be bound by all the provisions of the trust deed and rules from time to time in force constituting and governing the Scheme. A contracting-out certificate under Section 30(5) of the Social Security Pensions Act 1975 is in force in respect of NAPS for this employment.

(b)

The Employee should note that it is not compulsory to join the Scheme and that the Employee may leave the Scheme. The Employee may also leave the Scheme and take out a personal pension. The Employee must decide which option is appropriate on the basis of individual circumstances. The Employee should seek independent financial advice on this question if it is desired to pursue it further. If the Employee decides not to join the Scheme then the Company will be under no obligation to contribute to any other arrangements.

(c) The Employee shall be entitled to any Pension Uplift facility available from time to time to senior management employees at the level of the Employee.

(d)

The Employee continues to be eligible to participate in an unapproved unfounded retirement benefit scheme in the terms set out in the letter from the Company to the Employee of 19 June 2002 at Appendix A to this agreement.

19.	DISCIPLINARY/GRIEVANCE PROCEDURES

The Company’s disciplinary and grievance procedures are set out in the Employment Guide. These apply to senior managers.

20.	DATA PROTECTION

By signing this contract the Employee is giving his or her explicit consent for the Company (and any Associated Company and any agencies appointed by the Company or Associated Company) to process the Employee’s personal data, including sensitive personal data where necessary, whether electronically or manually, both during and after the Employee’s employment for the following purposes: The administration and management of employees and business activities, work planning, compliance with applicable laws and procedures and ancillary and support functions. Further details of the Company’s data protection policy are available in the Employment Guide.

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21.	SEVERABILITY

The various provisions and sub-provisions of this Agreement are severable and if any provision or sub-provision is held to be unenforceable by any court of competent jurisdiction then such unenforceability shall not affect the enforceability of the remaining provisions or sub-provisions in this Agreement.

22.	OTHER DOCUMENTS

The contractual policies in the Employment Guide that contain provisions applicable to senior management employees are incorporated into and shall form part of this Agreement except where they are inconsistent with the express terms of this Agreement when the express terms of this Agreement shall prevail. The Employment Guide is available on the intranet.

There are no collective agreements in force in relation to the Employee’s employment under this Agreement.

23.	OTHER AGREEMENTS

This Agreement sets out the entire terms and conditions of the Employee’s employment and supersedes all other agreements, arrangements and letters of engagement other than those expressly refer to in this agreement whether written or oral between the Company or any Associated Company and the Employee relating to the employment of the Employee and the Employee acknowledges and warrants to the Company that he or she is not entering into this Agreement in reliance of any representation not expressly set out herein.

24.	POWER OF ATTORNEY

The Employee hereby irrevocably and by way of security appoints the Company now or in the future existing to be his or her attorney to act in his or her name and on his or her behalf to sign and execute all documents and do all such acts and things which he or she is obliged to sign, execute and do under the provisions of this Agreement.

25.	THIRD PARTIES

Any Associated Company may enforce the terms of this Agreement, subject to and in accordance with the Contracts (Rights of Third Parties) Act 1999 (the “1999 Act”) but the Company and Employee may rescind, vary, waive, assign, or release any or all of their respective rights or obligations under this agreement without the consent of any Associated Company. Other than as provided by this clause, the parties do not intend that any terms of this Agreement shall be enforceable solely by virtue of the 1999 Act by any party who is not a party to this Agreement.

26.	GOVERNING LAW

This Agreement shall be governed by and construed in all respects in accordance with English law and the parties agree to submit to the non-exclusive jurisdiction of the English Courts as regards any claim or matter arising in respect of this Agreement.

As WITNESS whereof this Agreement has been duly executed the day and year first below written.

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Appendix A

19 June 2002

Mr Keith Williams	Mervyn Walker Director for People

Dear Keith

I am writing to explain the pension arrangements the Company is putting in place for you:

•

The Company will provide a pension, payable from your Normal Retirement Age, calculated on the basis applicable to you under the rules of NAPS (assuming a standard 1/56 rate of NAPS accrual), except that it will be based on your abated uncapped, rather than capped, based salary.

•	The total pension will escalate when in payment at the standard NAPS rate.

•	You will pay pension contributions at the standard NAPS rate on your abated uncapped basic salary.

•

The arrangements for ill-health retirement, death in service and spouse’s pension will be consistent with the standard arrangement in NAPS except that they will be based on your abated uncapped basic salary.

•	The pension will be provided from NAPS to the maximum extent permitted by Inland Revenue rules.

•	The excess above the Inland Revenue limit will be provided by the Company through an unapproved unfunded retirement benefit scheme.

If you have participated in the NAPS AVC, flexible accrual or SM uplift arrangements, the benefits you have earned to date will be included in the NAPS part of your pension and the Company-paid element of your pension will be increased to reflect the value of those benefits. The Company expects you to cease participation in those arrangements in respect of your future service. If you choose to continue participation, the value of the Company element of your pension will not be increased to reflect the value of the future benefits you earn.

Waterside (HEB1) Americas House 1st Floor PO Box 365 Harmondsworth UB7 0GB UK
tel + 44 (0)20 8738 5265 or 5266 Fax + 44 (0)20 8738 9686

British Airways Plc Registered office Waterside PO Box 365 Harmondsworth UB7 0GB Registered in England No. 1777777

I would be grateful if you could sign and return to me the attached copy of this letter to confirm your acceptance of its contents.

If you have any questions at this stage, please do not hesitate to speak to me.

Yours sincerely

MERVYN WALKER

I confirm ray acceptance of the arrangements set out in this letter.

Signed:          Date: 20.6.2002

Senior Manager Service Agreement

FIRST SCHEDULE

1.	Employee:	Mr K Williams

British Airways Plc
Waterside
Harmondsworth
UB7 0GB

2.	Capacity of Employee:	Chief Financial Officer

3.	Commencement date of this Agreement	01 January 2006

4.	This employment forms part of a continuous period of employment which commenced on:	22 June 1998

5.	Period of Notice from the Company:	Twelve months
	From the Employee:	Twelve months

6.	Special Conditions (if any):	NONE

LT Delta Service Agreement & Schd v06 (APS-NAPS)	Page 15 of 17

Senior Manager Service Agreement

SECOND SCHEDULE

Part A - Contractual

SALARY:	£375,000 per annum, reviewed annually in July.

BONUS:

You are eligible to participate in any bonus scheme applicable to your grade of senior management from time to time operated by the company, subject to any terms and conditions of such scheme and provided that the company is under no obligation to adopt such a scheme in any year.

PENSIONS:	If you are an active member of APS (Airways Pension Scheme) or NAPS (New Airways Pension Scheme) at the date of this agreement you are entitled to remain a member of that scheme.

FATAL ACCIDENT AT WORK:	Five Times Basic Salary.

PRIVATE MEDICAL INSURANCE:

Remedi Healthcare benefits paid for employee and spouse. Discounted rate for eligible children, subject to the Terms and Conditions of the scheme including any applicable excess from time to time in force. Details of the scheme can be found on the intranet.

CAR:

Fully expensed car chosen via a specified leasor by reference to the lease ceiling of £819 per month (including fuel limit.) A one off cash lump sum is made on trading down to a lower leasing category. A cash alternative to the fully expensed car is available at £860 per month less tax and NI contributions, subject at all times to any rule or policy relating to company cars.

LEAVE:	26 days per annum, in addition to the 8 days of public holidays, pro-rata in first year. Leave year 1st April to 31st March.

Part B - Non Contractual

SAVE AS YOU EARN SHARE OPTION PLAN:

The company periodically launches sharesave plans. This gives employees the opportunity to apply for share options at a pre-determined price. Participants are required to save a set amount for a period of three years.

TRAVEL:

Unlimited 100% bookable concessions per annum for employee and eligible dependents. In addition, after 06 months’ service, unlimited 90% discount on “subject to load” basis subject at all times to the Staff Travel Policy Guide in force from time to time.

DINERS CARD:	Provided free of annual charge if used correctly.

FINANCIAL:	Financial Counselling on taxation up to £725 per annum.

LT Delta Service Agreement & Schd v06 (APS-NAPS)	Page 16 of 17

Senior Manager Service Agreement

SERVICE AGREEMENT

Dated the 10 January 2006

Signed For and on behalf of British Airways Plc

NEIL ROBERTSON
DIRECTOR FOR PEOPLE

Signed as a Deed and delivered as a Deed by

[Name of Employee]

in the presence of (insert witness details here)

Name	SARAH BILLINTON

Address	C/O WATERSIDE PO BOX 365 HARMONDSWORTH UB7 0GB

Occupation	MANAGER

Signature

LT Delta Service Agreement & Schd v06 (APS-NAPS)	Page 17 of 17